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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO. 1)*



                            Allied Waste Industries, Inc.
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                                   (Name of Issuer)


                       Common Stock, par value $0.01 per share
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                            (Title of Class of Securities)


                                        019589
                                    --------------
                                    (CUSIP Number)

                                   John F. Hartigan
                               Morgan, Lewis & Bockius
                                801 South Grand Avenue
                            Los Angeles, California 90071
                                    (213) 612-2500
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                     May 15, 1997
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share ("COMMON STOCK"), of Allied Waste Industries, Inc. (the "ISSUER"). This Amendment No. 1 amends the initial statement on Schedule 13D dated April 25, 1997 (the "INITIAL STATEMENT") by Apollo Investment Fund III, L.P., a Delaware limited partnership, Apollo Overseas Partners III, L.P., a Delaware limited partnership, Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom and Apollo Advisors II, L.P., a Delaware limited partnership (collectively, the "REPORTING ENTITIES"). This Amendment No. 1 is being filed by the Reporting Entities to report that the acquisition of shares of Common Stock contemplated in the Stock Purchase Agreement, dated as of April 14, 1997, and in the Securities Purchase Agreement, dated as of April 21, 1997 (collectively, the "PURCHASE AGREEMENTS"), which were previously reported in the Initial Statement, was consummated on May 15, 1997. Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Initial Statement.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Initial Statement is amended to add a new paragraph at the end thereof as follows:

          On May 15, 1997, the acquisition of shares of Common Stock contemplated in the Purchase Agreements, and all transactions related thereto, were consummated.


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                                      SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Amendment No. 1 to Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 22 day of May, 1997.

APOLLO INVESTMENT FUND III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President

APOLLO OVERSEAS PARTNERS III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President

APOLLO (U.K.) PARTNERS III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President

APOLLO ADVISORS II, L.P.

    By:  Apollo Capital Management II,
         its General Partner

         By:  /s/ Michael D. Weiner
              ------------------------------------------------------------
              Name:     Michael D. Weiner
              Title:    Vice President



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